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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


07006860

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL
RECEIVED
PROCESSING
APR - 2 2007
WASH
SECTION
186

SEC FILE NUMBER
8-23522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/05 (MM/DD/YY) AND ENDING 6/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER—DEALER: ADP Clearing & Outsourcing Services, Inc. (an indirect wholly-owned subsidiary of Automatic Data Processing, Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Broadway
(No. and Street)

New York (City) NY (State) 10004-1798 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles E. Sax (212) 747-6694
(Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name—if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) NY (State) 10281-1414 (Zip Code)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (6-02)

AFFIRMATION

I, Charles E. Sax, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to ADP Clearing & Outsourcing Services, Inc., (an indirect wholly-owned subsidiary of Automatic Data Processing, Inc.) (the "Company") for the year ended June 30, 2006 (As Restated), are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Charles E. Sax — March 23, 2007

Signature — Date

Chief Financial Officer, Vice President and Treasurer

Title

Notary Public



JOY SACKEY
Notary Public, State of New York
NO: 01SA6151634
Qualified in Westchester County
Commission Exp. 8-21-2010

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
ADP Clearing & Outsourcing Services, Inc.
New York, New York

We have audited the accompanying statement of financial condition of ADP Clearing & Outsourcing Services, Inc. (an indirect wholly-owned subsidiary of Automatic Data Processing, Inc.) (the "Company") as of June 30, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of ADP Clearing & Outsourcing Services, Inc. as of June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 15, the accompanying statement of financial condition as of June 30, 2006 has been restated.

Deloitte + Touche LLP

August 25, 2006 (March 23, 2007 as to the effects of the restatement discussed in Note 15)

Member of
Deloitte Touche Tohmatsu

ADP Clearing & Outsourcing Services, Inc.

(An Indirect Wholly-Owned Subsidiary of Automatic Data Processing, Inc.)
Statement of Financial Condition
As of June 30, 2006 (As Restated)
(Dollars in thousands, except share information)

Assets	
Cash and cash equivalents	$ 25,815
Cash and securities segregated for regulatory purposes or deposited with clearing organizations (Notes 4 and 11)	40,337
Securities borrowed	100,699
Receivable from brokers, dealers and clearing organizations, net (Note 3)	184,101
Receivable from customers, (net of allowance of $629)	551,989
Goodwill (Note 12 and 15)	30,404
Intangible assets, net (Note 12)	22,709
Deferred tax asset (Note 7)	23,588
Fixed assets, net (Note 13)	1,119
Other assets	29,389
Total assets	$1,010,150
Liabilities and Stockholder's Equity	
Liabilities:	
Drafts payable	$ 18,376
Securities loaned	5,841
Payable to brokers, dealers and clearing organizations (Note 3)	158,089
Payable to customers	449,694
Intercompany loan payable (Note 5)	3,000
Restructuring liabilities (Note 9)	11,123
Accrued expenses and other liabilities (Note 5)	23,839
Total liabilities	669,962
Commitments and contingencies (Note 9)	
Subordinated liabilities (Note 6)	65,000
Stockholder's Equity:	
Common stock $0.10 par value; authorized 200,000 shares; issued and outstanding 100,000 shares	10
Additional paid-in capital	299,564
Accumulated deficit	(24,386)
Total stockholder's equity	275,188
Total liabilities and stockholder's equity	$1,010,150

See notes to statement of financial condition.

1. Organization

ADP Clearing & Outsourcing Services, Inc. (the "Company") is wholly-owned by ADP Atlantic, Inc. (the "Parent"), which in turn, is a wholly-owned subsidiary of Automatic Data Processing, Inc. ("ADP"), a global technology services company headquartered in Roseland, New Jersey. The Company is a securities broker-dealer which is registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange ("NYSE"). The Company's principal activities include clearing transactions for correspondent broker-dealers and providing operational outsourcing services.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies applied by the Company in the preparation of its Statement of Financial Condition. The policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates—The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions during the reporting period that affect the related amounts in the financial statement and accompanying notes. Actual results could differ from those estimates.

Fair value—Substantially, all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities such as securities loaned, customer payables and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates.

Customer securities transactions—Customer securities transactions are recorded on a settlement date basis, which is generally three business days after trade date. Receivables from and payables to customers include amounts related to securities transactions. The value of securities owned by customers collateralizing their balances due to the Company is not reflected in the accompanying Statement of Financial Condition.

Cash and cash equivalents—Cash and cash equivalents include all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business. Cash and cash equivalents includes $4.0 million in a money market fund.

Cash and securities segregated for regulatory purposes or deposited with clearing organizations—This represents cash and securities segregated in special reserve accounts for the exclusive benefit of customers and proprietary accounts of introducing brokers ("PAIB") pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3") or deposited with clearing organizations. There were no cash or securities segregated for regulatory purposes at June 30, 2006.

Securities owned and securities sold, not yet purchased—Securities owned and securities sold, not yet purchased, are valued at market and recorded on a trade date basis. At June 30, 2006, securities owned consisted of U.S. Treasury bills which were deposited with clearing organizations, and are included in Cash and securities segregated for regulatory purposes or deposited with clearing organizations on the Statement of Financial Condition.

Securities borrowed and loaned—Securities borrowed and loaned are recorded based on the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash with the lender. The Company takes possession of securities borrowed, monitors the market value of both securities borrowed and securities loaned and obtains additional collateral as appropriate.

Receivable from and payable to brokers, dealers and clearing organizations—Receivable from brokers and dealers primarily consist of securities failed to deliver, receivables from correspondents and deposits held at clearing organizations. The value of securities from correspondents where the Company acts as a custodian is not reflected in the accompanying Statement of Financial Condition. Payable to brokers and dealers primarily consist of securities failed to receive and payables to correspondents. Receivable from and payable to brokers and dealers are short-term in nature, and accordingly, their carrying amounts are a reasonable estimate of fair value.

Income taxes—The Company is included in the consolidated Federal and applicable combined state and local income tax returns of ADP. For Federal, state and local income taxes, the Company records an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis. At June 30, 2006, there was no formal tax sharing agreement between the Company and ADP.

Income taxes are provided under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, which requires the Company to use the asset and liability method. This method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted (see Note 7).

In assessing the need to record a valuation allowance against its deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the year in which temporary differences will reverse and within allowable carryforward periods for certain tax attributes.

Goodwill and intangible assets—In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill and intangible assets with indefinite useful lives are tested annually (or more frequently under certain conditions) for impairment. If an impairment exists, a write-down to fair value (normally measured by discounting estimated future cash flows) is recorded. The Company has reviewed its goodwill in accordance with SFAS No. 142, and has not recognized a goodwill impairment loss. Intangible assets with finite lives are amortized primarily on a straight-line basis

over their estimated useful lives and are reviewed for impairment in accordance with SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets*. The Company's identifiable intangible assets consist primarily of software and software licenses, customer contracts and lists, and client concessions. Software and software licenses and customer contracts and lists are amortized over periods of 3 and 10 years, respectively. Client concessions are amortized over the terms of the respective service agreements, generally 5-10 years. Such assets are reviewed on an annual basis to determine whether they are recoverable over the remaining life of the agreement. If not, an impairment charge is taken.

Fixed assets, net—Fixed assets consist of leasehold improvements and are stated at cost less accumulated amortization. Amortization is expensed over the terms of the respective leases, including option periods or the estimated lives of the improvements, whichever is shorter.

Stock-based compensation—ADP adopted SFAS No. 123R, *Share-Based Payment*, effective July 1, 2005 using the modified prospective method. The adoption of this standard requires the measurement of stock-based compensation expense based on the fair value of the award on the date of grant. The Company is allocated its share of applicable stock-based compensation expense.

Recently issued accounting pronouncement—In July 2006, the Financial Accounting Standards Board issued FIN No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 applies to all tax positions accounted for under SFAS No. 109, *Accounting for Income Taxes* and defines the confidence level that a tax position must meet in order to be recognized in the Statement of Financial Condition. The interpretation requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained by the taxing authority as of the reporting date. If a tax position is not considered "more-likely-than-not" to be sustained then no benefits of the position are to be recognized. FIN 48 requires additional annual disclosures and is effective as of the beginning of the first fiscal year beginning after December 15, 2006. The Company is currently assessing the impact of adopting FIN 48 but does not expect the interpretation to have a material impact on its financial condition.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

At June 30, 2006, amounts receivable from and payable to brokers, dealers and clearing organizations consist of (*dollars in thousands*):

Receivables:	
Correspondents and other	$ 66,401
Clearing organizations	27,693
Securities failed to deliver	93,083
	187,177
Less: Allowance	(3,076)
Total	$ 184,101
Payables:	
Correspondents and other	$ 90,820
Securities failed to receive	67,269
Total	$ 158,089

4. Securities Pledged

At June 30, 2006, the Company owned securities of approximately $40.3 million, all of which consisted of U.S. Treasury bills which were deposited with clearing organizations.

Under SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, the Company is required to disclose the market value of collateral received under stock borrowed transactions, customer and noncustomer agreements which it has the ability to sell or repledge and the amount of collateral that has been pledged or resold. As of June 30, 2006, the Company has received collateral and securities primarily in connection with customer margin loans, securities borrowed transactions and correspondent accounts with a market value of approximately $5,178.9 million which it can sell or repledge. Of this amount, approximately $283.7 million has been pledged or sold as of June 30, 2006 in connection with securities loaned, street-side settlement and deposits with clearing organizations.

5. Related-Party Transactions

The Company receives services from other ADP wholly-owned entities, primarily related to data processing, statement and confirm generation.

The Company also receives intercompany expense allocations primarily relating to technology support and corporate support services, including insurance and employee benefits.

During the year, ADP funded $1.5 million of stock-based compensation costs. The Company treated such funding as a capital contribution as there is no intent to repay ADP.

The Company pays ADP royalty fees for the usage of the "ADP" name brand.

The Company borrows overnight loans on an unsecured basis from ADP. As of June 30, 2006, the amount of this borrowing was $3.0 million. This amount was subsequently repaid in July 2006.

At June 30, 2006, intercompany payables of approximately $8.6 million are included in accrued expenses and other liabilities in the Statement of Financial Condition related to the services and expense allocations described above, as well as employee compensation and benefits, which were originally paid by ADP on behalf of the Company.

6. Liabilities Subordinated to the Claims of General Creditors

At June 30, 2006, the Company had a subordinated loan payable of $65 million under a $250 million revolving cash subordination agreement with ADP, the components of which are as follows *(dollars in thousands)*:

Principal	Interest Rate	Maturity	Fair Value
$ 30,000	0%	June 6, 2016	$ 16,595
$ 35,000	Fed Funds + 85 bps	June 6, 2016	$ 35,000

Fair value of the non-interest-bearing loan was estimated using an assumed interest rate of approximately 6%, discounted from the maturity date.

This loan is subordinated to the claims of general creditors of the Company and has been approved as regulatory capital and, accordingly, is included as regulatory capital in computing the Company's net capital under Rule 15c3-1 (see Note 11). To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

7. Income Taxes *(dollars in thousands)*

The significant components of the deferred income tax asset as of June 30, 2006 are as follows:

Accrued expenses not currently deductible	$ 4,443
Net operating loss carryforwards	21,903
Stock-based compensation expense	504
Amortization	(3,262)
Total deferred tax asset	$ 23,588

A deferred tax asset of $866 arising from the purchase price adjustment is included within the total deferred tax asset amount above.

On a separate company basis, the Company's net operating loss carryforwards, pretax, is $54,758 and will expire in year 2026.

The Company believes that it is more likely than not that it will be able to generate sufficient taxable income in future years to realize the benefits from such deferred tax assets. Accordingly, no valuation allowance has been recorded.

8. Employee Benefit Plans

Certain employees of the Company participate in ADP's employee benefit and stock-based compensation plans. These plans include a benefit plan providing health benefits to eligible employees and their families, a defined benefit cash balance pension plan and a 401(k) retirement and savings plan, and stock-based compensation plans which provide for grants of restricted stock units and stock options of ADP. The stock-based compensation expense was funded by ADP and is shown as additional paid-in-capital, as the Company has no intention of reimbursing ADP.

9. Commitments and Contingencies

Leases—The Company leases office space under non-cancelable operating lease agreements with third parties, that have initial non-cancelable terms in excess of one year and which expire on various dates through 2012. These operating leases are subject to escalation based on increases in costs incurred by the lessor. At June 30, 2006, non-cancelable contractual operating leases with third parties had the following minimum lease commitments *(dollars in thousands)*:

Year Ending June 30	
2007	$ 4,687
2008	3,244
2009	2,918
2010	2,918
2011	2,918
Thereafter	2,918
	$ 19,603

Restructuring liabilities—Concurrent with the acquisition of the Company by ADP, the Company's management formulated a plan to restructure the Company. In accordance with Emerging Issues Task Force Issue 95-3, *Recognition of Liabilities in Connection with a Purchase Business Combination*, certain costs related to the plan were recognized as assumed liabilities, consisting primarily of facilities leases, relocation costs and severance costs. Additionally, the Company took a charge related to involuntary employee termination benefits unrelated to the acquisition. A roll forward of the total restructuring liabilities from June 30, 2005 to June 30, 2006 is as follows (*dollars in thousands*):

	Facilities Costs	Severance Costs	Other Costs	Total
Balance as of June 30, 2005	$ 10,184	$ 6,097	$ 900	$ 17,181
Change in estimates	841	1,571	424	2,836
Utilization - Year Ended June 30, 2006	(1,886)	(6,605)	(403)	(8,894)
Balance as of June 30, 2006	$ 9,139	$ 1,063	$ 921	$ 11,123

Litigation—In the ordinary course of its securities business, the Company has been named as a defendant in certain legal actions. In the opinion of management, based on discussions with counsel, the resolution of such actions will not have a material adverse effect on the financial condition of the Company.

Temporary and committed revolving subordinated loans—From time to time the Company will extend a temporary subordinated loan ("TSL") to its correspondent broker-dealers. In addition, the Company will provide committed revolving subordinated lines of credit ("RSL"). As of June 30, 2006, there were no TSL's outstanding and unfunded committed RSL's totaled $5 million.

10. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's securities activities primarily involve executions, settlement and financing of various securities transactions for a nationwide retail and institutional, customer and non-customer client base, introduced by its correspondent broker-dealers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, clearing organizations or depositories are unable to fulfill contractual obligations.

The Company conducts business with brokers and dealers, clearing organizations and depositories that are primarily located in the New York area. Banking activities are conducted mainly with commercial banks located in the New York area and throughout the country to support customer securities activities of correspondent broker-dealers.

For transactions in which the Company extends credit to customers and non-customers, the Company seeks to control the risk associated with these activities by requiring customers and non-customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests the deposit of additional collateral or reduces securities positions, when necessary. In addition, the Company's correspondent broker-dealers may be required to maintain deposits relating to its security clearance activities.

The Company records customers' securities transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

The Company may be exposed to a risk of loss not reflected in the Statement of Financial Condition for securities sold, not yet purchased, should the value of such securities rise. The Company's securities lending activities require the Company to pledge securities as collateral. In the event the counterparty is unable to meet its contractual obligation, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices. The Company monitors the credit standing of counterparties with whom it conducts business. Risk is further controlled by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral level in the event of excess market exposure or instituting securities buy-in procedures when required.

The Company also provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of the other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, the other members would be required to meet any shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the Statement of Financial Condition for these transactions.

11. Regulatory Requirements

As a registered broker-dealer and member of the NYSE, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 ("Rule 15c3-1"). The Company computes its net capital under the alternative method permitted by Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $1.5 million or 2% of aggregate debit items arising from customer transactions. The NYSE may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, or may prohibit a member firm

from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit items. At June 30, 2006, the Company had net capital of $224.0 million, which was approximately 30.72% of aggregate debit items and exceeded the minimum requirements by $209.4 million.

The Company is subject to the customer protection requirements of Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3"). In addition, in order to allow correspondent broker-dealers to classify their assets held by the Company as allowable assets in their computation of net capital, the Company has agreed to compute a separate reserve requirement for the PAIB. At June 30, 2006, there were no requirements for funds or securities to be segregated in a special reserve account for either the benefit of customers or PAIB, in accordance with Rule 15c3-3.

The Company owns 142.8571 series A common shares of CAPCO Holdings, Inc. ("CAPCO") to gain access to the Securities Investor Protection Corporation ("SIPC") excess bond for customer asset protection that is furnished by CAPCO. The excess SIPC bond provides for unlimited insurance coverage and is a standard term in the clearing agreements that the Company offers to its correspondents. Under the terms of the excess SIPC bond, the Company is required to maintain net capital of $200.0 million as defined under Rule 15c3-1. The cost of the Company's investment in CAPCO shares was $5.0 million and is included in other assets in the Statement of Financial Condition.

12. Goodwill and Intangible Assets, Net *(dollars in thousands) (As Restated)*:

Subsequent to the original issuance of the Company's statement of financial condition as of June 30, 2006, ADP determined that the initial amount of goodwill contributed to the Company as a result of the acquisition by ADP on November 1, 2004 and the goodwill related adjustments recorded during 2006 were incorrect. See Note 15 to the statement of financial condition for further information.

During the year ended June 30, 2006 goodwill decreased by $2,443, as follows:

	As previously reported	As restated
Balance as of June 30, 2005	$ 123,135	$ 32,847
Purchase price adjustment	(15,392)	(4,239)
Fair value adjustments/changes in estimates and assumed assets and liabilities	2,661	1,796
Balance as of June 30, 2006	$ 110,404	$ 30,404

The purchase price adjustment reflects a payment from the seller to the Parent, based on resolution of certain provisions of the purchase agreement and was allocated to the Company as an adjustment to additional-paid-in capital. Changes to estimates of assumed assets and liabilities relate primarily to updated estimates of assumed liabilities (see Note 9 – Restructuring Liabilities).

The components of identifiable intangible assets as of June 30, 2006 are as follows:

	Software Licenses	Customer Contracts	Client Concessions	Totals
Gross Balance	$ 6,189	$ 22,000	$ 1,430	$ 29,619
Accumulated Amortization	(3,383)	(3,363)	(164)	(6,910)
Net Balance	$ 2,806	$ 18,637	$ 1,266	$ 22,709
Weighted average remaining useful lives	1.4	7.8	6.0	7.3

Software Licenses and Customer Contracts were acquired as part of the acquisition of the Company. Client concessions were all acquired during the course of the year.

13. Fixed Assets:

Fixed assets at June 30, 2006 consisted of the following *(dollars in thousands)*:

Leasehold improvements	$ 1,569
Less: Accumulated amortization	(450)
	$ 1,119

Leasehold improvements are amortized over 1 to 6 years.

14. Subsequent Events

On August 2, 2006, ADP announced that its Board of Directors approved a plan to spinoff its Brokerage Services Group business, including the Company, into an independent publicly traded company through a tax-free spin-off of 100% of Brokerage Services Group to ADP shareholders. The spin-off is subject to required regulatory approvals and reviews.

On March 5, 2007, the Company's stock was contributed to ADP Financial Information Services, Inc., a wholly-owned subsidiary of the Parent.

15. Restatement

Subsequent to the original issuance of the Company's statement of financial condition as of June 30, 2006, ADP determined that the initial amount of goodwill contributed to the Company as a result of the acquisition by ADP on November 1, 2004 and the goodwill related adjustments recorded during 2006 were incorrect. These amounts have been corrected by ADP and the Company resulting in a net decrease to the Company's June 30, 2006 goodwill balance of $80 million with a corresponding decrease to additional paid-in-capital. See Note 12 to the statement of financial condition for further information.

These adjustments had no impact on the Company's net capital and the Company maintained adequate net capital at all times during the period.

The following table summarizes the impact of the restatement on the Company's statement of financial condition as of June 30, 2006:

	As previously reported	As restated
Statement of Financial Condition:		
Goodwill	$ 110,404	$ 30,404
Additional paid-in capital	$ 379,564	$ 299,564

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 23, 2007

ADP Clearing & Outsourcing Services, Inc.
26 Broadway
New York, NY 10004

In planning and performing our audit of the financial statements of ADP Clearing & Outsourcing Services, Inc., (an indirect wholly-owned subsidiary of Automatic Data Processing, Inc.) (the "Company") for the year ended June 30, 2006 (on which we issued our report dated August 25, 2006, March 23, 2007 as to the effects of the restatement discussed in Note 15), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above, except the Company's management determined that the initial allocation of goodwill to the Company from its ultimate parent, ADP, and goodwill related adjustments recorded during the year were incorrect. This weakness has been corrected and the initial amount of goodwill contributed by ADP has been adjusted to reflect the actual amount applicable to the Company and resulted in a net decrease to the Company's June 30, 2006 goodwill balance of $80 million with a corresponding decrease to the June 30, 2006 additional paid-in-capital. These adjustments had no impact on the Company's net income or net capital and the Company maintained adequate net capital at all times during the period. Furthermore, they did not impact the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet all of the Commission's objectives except as noted in the paragraph above.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

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